UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 4	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

__ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
_ Director 6.84% Owner
_ Officer __ Other
(give title below) (specify below)
Daniel Dror II 1976 Trust	AMIN	Affiliate
1227 Post Oak Park Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 10/2002	7. Individual or Joint/Group Filing
(Check Applicable) X Form filed by One
Houston, TX 77027		6. If Amendment, Date of Original (Month/Day/Year) N/A	__Form filed by More than One Reporting person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at the end of Month	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock Common Stock	03-26-2002 10-09-2002	P S	990 10,900	A D	$3.50 $4.76	151,100(1)	D	N/A
(1) Includes 32,000 shares owned by Daniel Dror & Company, Inc. Daniel Dror II 1976 Trust is the sole shareholder of Daniel Dror & Company, Inc. The beneficiary of the Daniel Dror II 1976 Trust is Daniel Dror II, a son of Daniel Dror, the CEO and Chairman of American International Industries, Inc.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, and convertible securities)

1. Title of Derivative Security	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Security		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Owner- ship of Derivative Security: Direct (D) or Indirect	11. Nature of Indirect Beneficial Ownership
				(A)	(D)	Date Exercisable	Expiration	Title	Amount or Number of Shares

Explanation of Responses

By /s/ Barbara Franzheim, Trustee, November 25, 2002
Signature of reporting Person Date